

DIVISION OF
CORPORATION FINANCE



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



04005847

January 13, 2004

Gary L. Tygesson
Dorsey & Whitney LLP
50 South Sixth Street
Suite 1500
Minneapolis, MN 55402-1498

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1-13-2004

Re: Otter Tail Corporation
Incoming letter dated December 8, 2003

Dear Mr. Tygesson:

This is in response to your letters dated December 8, 2003 and January 9, 2004 concerning the shareholder proposal submitted to Otter Tail by Gerald Benson and Ken Oxtra. We have also received a letter from the proponents dated December 22, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Deputy Director

Enclosures

cc: Gerald Benson
Route 1, Box 121
Erhard, MN 56535

Ken Oxtra
505 3rd Street S.E.
Jamestown, ND 58401

Jacob Lillestol
1400 South Cascade Street
Fergus Falls, MN 56537

75/29





GARY L. TYGESSON
(612) 340-8753
FAX (612) 340-7800
tygesson.gary@dorsey.com

December 8, 2003

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

VIA FEDEX

Re: Otter Tail Corporation
Shareholder Proposal of **Gerald Benson and Ken Oxtra**

Ladies and Gentlemen:

Otter Tail Corporation, a Minnesota corporation (the "Company"), has received a shareholder proposal dated November 14, 2003 (the "Proposal") from Gerald Benson and Ken Oxtra (the "Proponents") for inclusion in the Company's proxy statement for its 2004 annual meeting of shareholders (the "2004 Annual Meeting"). The Company believes that it properly may omit the Proposal from its proxy materials for the 2004 Annual Meeting for the reasons discussed below. The Company respectfully requests confirmation that the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action if the Company excludes the Proposal from its proxy materials in reliance upon Rule 14a-8(i)(7), Rule 14a-8(i)(10) or Rule 14a-8(i)(3) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In particular, the Company refers to the Staff's letter to the Company dated January 13, 2003 (the "Prior No-Action Letter"), in which the Staff stated that it would not recommend enforcement action if the Company omitted a substantially similar proposal from the Company's proxy statement for the 2003 Annual Meeting in reliance on Rule 14a-8(i)(7) under the Exchange Act.

Pursuant to Rule 14a-8(j) promulgated under the Exchange Act, enclosed on the Company's behalf are six copies of each of (i) the Proposal and (ii) this letter, which sets forth the grounds on which the Company proposes to omit the Proposal from its proxy materials. Also enclosed is an additional copy of this letter, which we request to have file stamped and returned in the enclosed postage-prepaid envelope, and copies of correspondence related to the Proposal. As required by Rule 14a-8(j), a copy of this letter also is being sent to each of the Proponents as notice of the Company's intention to omit the Proposal from the Company's definitive proxy materials.



A. The Proposal

The Proposal requests that the Company "publish prominently in the annual report financials all statements referring to Goodwill Impairment filings with various agencies" (the "Disclosure Request"). Furthermore, the Proposal requests that the Company's Board of Directors "act immediately to search and hire an outside firm that has impeccable business credentials and skills to:

1. Review all accounting records regarding acquisitions in the past 13 years. (Are the Goodwill numbers accurate?)

2. Report their findings to the Board of Directors.

3. The Board of Directors send each stockholder a complete report on the findings and the action they have taken, if any is needed.

4. All of the above to be accomplished by July 1, 2004" (the "Audit Request").

B. Background

The Company's electric utility operations have been its primary business since the Company's incorporation in 1907. Since 1990, the Company has pursued a strategy of diversification and, as part of that strategy, has acquired businesses in other segments. In connection with these acquisitions, the Company has recorded goodwill on its financial statements. Such goodwill has been accounted for and reported in accordance with generally accepted accounting practices ("GAAP").

The majority of the Company's intangible assets consist of goodwill associated with the acquisition of subsidiaries. In June 2001 the Financial Accounting Standards Board ("FASB") approved the issuance of Statement of Financial Accounting Standards ("SFAS") No. 141, Business Combinations and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires that all business combinations entered into subsequent to June 30, 2001 be accounted for using the purchase method of accounting. SFAS No. 142 provides that goodwill and other intangible assets with indefinite lives will not be amortized, but tested for impairment on an annual basis. Intangible assets with finite useful lives will be amortized over their respective estimated useful lives and reviewed for impairment in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. The Company adopted SFAS No. 141 effective as of July 1, 2001, and SFAS No. 142 effective as of January 1, 2002. Adoption of these statements did not have a material effect on the Company's financial statements. SFAS No. 142 required that the Company perform an assessment of goodwill impairment as of the date of adoption. As disclosed in the Company's filings with the Commission, the Company determined that as of January 1, 2002 and 2003, goodwill was not impaired and therefore no write-off was necessary. The Company performs annual impairment tests for goodwill and intangible assets with indefinite lives in accordance with the provisions of SFAS No. 142.



C. Reasons for Omission

The Company believes the Proposal properly may be omitted from the Company's proxy materials for the 2004 Annual Meeting because the Proposal (i) relates to the conduct of the ordinary business operations of the Company (Rule 14a-8(i)(7)), (ii) the Company has already substantially implemented the proposal (Rule 14a-8(i)(10)) and (iii) inclusion of the Proposal in the Company's proxy statement would violate the proxy rules, including Rule 14a-9 (Rule 14a-8(i)(3)).

1. The Proposal relates to the conduct of the ordinary business operations of the Company.

Rule 14a-8(i)(7) provides that a shareholder proposal may be omitted if the proposal deals with a matter relating to the Company's ordinary business operations. The Company believes that the Proposal is excludable based on an examination of these considerations.

The Disclosure Request

The Disclosure Request, if implemented, would require the Company to publish, as part of the financial statements included in the Company's annual report to shareholders, information on goodwill impairment filings with various agencies. The additional disclosure called for by the Proposal relates to a matter of financial statement reporting that is within the ordinary course of business operations of the Company. The additional disclosure is neither required by GAAP nor any other disclosure standards established under applicable law. As a practical matter, the Company does not, and does not believe it is required to, make any "goodwill impairment filings" with any agencies other than the Commission. Furthermore, there are no special circumstances which would support an exception to the ordinary business exclusion. The Company's accounting for "goodwill" is in accordance with GAAP. The Company believes that its accounting policy for intangibles, including goodwill, is explained in the notes to the financial statements. The Company believes that there is nothing unusual or questionable about its goodwill accounting practice or the related disclosures that it makes in its annual report. The Company's financial statements are audited by Deloitte & Touche, LLP and that firm's opinion states that the Company's financial statements present fairly, in all material respects, the Company's financial position in conformity with GAAP. The Company's internal controls over financial reporting, as well as its financial statements and other financial information, such as goodwill, that are included in the Company's periodic reports to the Commission are certified by the Company's Chief Executive Officer and Chief Financial Officer pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002.

The Staff has consistently concurred in other letters that shareholder proposals requesting the addition of various kinds of financial and related information in the registrant's filings with the Commission are excludable. In Johnson Controls, Inc. (available October 26, 1999), the Staff recommended no enforcement action on exclusion of a proposal requesting disclosure of additional goodwill information in an annual report, specifically, disclosure of "goodwill-net" and identification of "true value" of shareholders' equity in the financial statements. See also, NiSource Inc. (available March 10, 2003) (permitting omission of



proposal requesting disclosure in the company's annual report of gross revenue and net income statements pertaining to any and all of the company's unregulated subsidiaries); International Business Machines Corporation (available January 9, 2001)(permitting omission of proposal requesting "transparent financial reporting of profit from real company operations"); General Electric Company (available January 21, 2003)(permitting omission of a proposal requesting disclosure in the company's annual report of a directory listing all of the company's businesses, the gross earnings, profits and losses, assets and liabilities of those businesses and the major investments, activities and risks of those businesses); CBRL Group (available September 6, 2001)(permitting omission of a proposal requesting full and complete disclosure in the company's annual report of corporate funds used for personal benefit of officers and directors and their friends); LTV Corporation (available November 25, 1998) (permitting omission of a proposal requesting a bylaw amendment to require annual disclosure in a separate note to the company's financial instruments of certain information relating to the company's audit firm); American Stores Company (available April 7, 1992) (permitting omission of a proposal requesting disclosure of income and balance sheet information for each of the company's operations). In addition, the LTV no-action letter cites seven no-action letters issued by the Staff between 1985 and 1997 dealing with proposals to disclose information not otherwise required to be disclosed by GAAP or applicable law.

We recognize that the Staff stated in the Johnson Controls no-action letter that proposals requesting additional disclosures in Commission-prescribed documents would not be excludable under the ordinary business exclusion solely because they relate to the preparation or content of documents filed with or submitted to the Commission. Instead, the Staff stated that it will consider whether the subject matter of the additional disclosure sought involves a matter of ordinary business. In Johnson Controls, the Staff concluded that whether to include additional goodwill information in a company's annual report is an ordinary business issue, within management's provenance, and thus a proposal to that effect is excludable from the company's annual report. The Company requests that the Staff exclude the current Proposal for the same reason.

The Audit Request

The Audit Request, if implemented, would require the Company to hire an outside consultant to conduct a review of the Company's accounting practices, and provide information to the shareholders regarding the findings of such a review. The Staff recommended no enforcement action on substantially the same request in the Prior No-Action Letter in reliance on Rule 14a-8(i)(7).

The Company believes it has accounted for and reported goodwill in accordance with GAAP, and an independent public accountant has audited the Company's financial statements annually. The Audit Request, if implemented, would require a review of the Company's accounting practices and a report of the findings of such a review that goes beyond the scope of what is required by GAAP or by the disclosure standards under applicable law.

In addition to the Prior No-Action Letter, the Staff has consistently concurred in other letters that shareholder proposals related to a company's general accounting practices or choice



of accounting methods are excludable, because a company's general accounting practices and choice of accounting methods relate to the conduct of ordinary business operations. See, e.g., Conseco, Inc. (available Apr. 18, 2000) (dealing with development and enforcement of policies to ensure that accounting methods and financial statements adequately reflect the risks of subprime lending); Travelers Group Inc. (available March 13, 1998) (dealing with the accounting for and reporting of derivative financial instruments); Rentrak Corporation Inc. (available June 9, 1997)(requesting that the company hire an independent auditing firm to review and promulgate guidelines for the company's auditing department); Potomac Electric Power Company (available March 1, 1991) (dealing with proposal to amend historic financial statements and establish a "contingent liability account"); General Motors Corp. (available March 10, 1989) (dealing with proposal that profits, adjusted for inflation, be the primary basis for reporting); Santa Fe Southern Pacific Corp. (available January 30, 1986) (dealing with proposal to provide financial statements on a current cost basis); Arizona Public Service Co. (available February 22, 1985) (dealing with proposal related to the preparation of report containing information beyond that currently reported); and Pittsburgh and West Virginia Railroad (available March 19, 1984) (dealing with proposal to require reevaluation of properties for purposes of establishing fair market value). The Staff also expressed this position in its 1980 Report on Corporate Accountability, where it stated that accounting practices are "typical subjects which have been held to be ordinary business." See Securities and Exchange Commission Staff Report on Corporate Accountability, at B 72 (September 4, 1980).

Furthermore, the Audit Request, if implemented, would require the hiring of an outside firm that has "impeccable business credentials and skills" to review the Company's accounting practices. In addition to creating a standard that is difficult to ascertain, this portion of the Proposal clearly encroaches on the ordinary business operations of the Company. The Staff has previously indicated that the hiring of outside consultants to determine the value of a company's assets is a matter that relates to the conduct of ordinary business operations of a company and is, therefore, excludable pursuant to Rule 14a-8(i)(7). See, e.g., General Motors Corporation (available March 15, 1990) (dealing with proposal to apply special external audits/appraisal of a corporation's assets, which was held to be ordinary business operations); and General Motors Corporation (available March 30, 1988) (dealing with proposal to engage outside agency to determine value of corporate assets, which was determined to be ordinary business operations). See also, e.g., The Goodyear Tire and Rubber Company (available January 28, 1991) (dealing with the hiring of an independent consultant to study customer and shareholder relations and the evaluation of management).

2. *The Company has already substantially implemented the Proposal.*

The Company further believes the Proposal may be excluded under Rule 14a-8(i)(10), because the Company has already substantially implemented the Proposal.

The Proposal, if implemented, would require the Company to review its accounting policies by hiring an outside firm with "impeccable business credentials and skills" to conduct such a review. The Company's accounting practices, including those related to acquisitions and accounting for goodwill, are already reviewed and monitored by the Company's independent auditors, who are appointed each fiscal year by the Audit Committee of the Company's Board of



Directors subject to shareholder ratification. The independent auditors are required to report to the Company, and ultimately to the Commission, any improper accounting practices they identify during their audit. See Section 10A(b) of the Securities Exchange Act of 1934. As part of their audit of the Company's financial statements, the Company's current independent auditors, Deloitte & Touche LLP, have reviewed and will continue to review the Company's assessment of goodwill impairment under SFAS No. 142.

The Company's accounting practices also are reviewed and monitored directly by the Audit Committee and the Company's senior management. The Company believes that it maintains accounting systems and internal accounting controls designed to provide reasonable assurances that assets and transactions are accounted for and reported in a manner that allows the Company to prepare its financial statements in accordance with GAAP and the disclosure standards required by applicable law, including Section 13(b)(2) of the Securities Exchange Act of 1934; these internal accounting systems are supported by written policies and procedures and the use of qualified and continuously trained personnel. In accordance with the Commission's regulations arising out of the Sarbanes-Oxley Act of 2002, during any particular fiscal quarter, the Company is required to report, and the Chief Executive Officer and Chief Financial Officer are required to certify as to, any significant changes made or material deficiencies in the Company's internal controls over financial reporting that materially affected or are reasonably likely to materially affect its internal controls over financial reporting. In addition, each of the Chief Executive Officer and the Chief Financial Officer are required to certify that the financial statements and other financial information, such as goodwill, included in the Company's periodic reports to the Commission, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in the report.

Accordingly, the Proposal, if implemented, would require the Company to establish a review process that would be wholly duplicative of the work already performed by the Company's independent auditors and undertaken internally by the Company, as certified by the Company's Chief Executive Officer and Chief Financial Officer.

The Staff has repeatedly concurred that proposals that are duplicative of a company's actual and substantive practices are excludable under Rule 14a-8(i)(10), because such proposals have already been substantially implemented. See, e.g., Honeywell International Inc. (available February 29, 2000) (dealing with a proposal substantially implemented because company had processes in place to review whether management used particular improper accounting practices); Columbia/HCA Healthcare Corp. (available February 18, 1998) (dealing with proposal substantially implemented because company had in place a committee to investigate fraud); The Limited, Inc. (available March 15, 1996) (dealing with proposal substantially implemented because company had compliance program for foreign supplier standards); and Louisiana-Pacific Corp. (available March 18, 1994) (dealing with proposal substantially implemented because company had established a committee to investigate environmental law compliance).



3. *Inclusion of the Proposal in the Company's proxy statement would violate the proxy rules.*

Rule 14a-9 prohibits (a) the inclusion with proxy materials of statements that are false or misleading, and (b) the omission from proxy materials of material facts that are necessary to avoid making statements included in proxy materials false or misleading. Rule 14a-8(i)(3) permits the exclusion from proxy statements of shareholder proposals that would violate the Commission's proxy rules. For purposes of Rule 14a-9, the Commission considers "material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation" to be misleading. See note (b) to Rule 14a-9.

The Company believes the Proposal, including its supporting statements, is false and misleading in that it falsely and without factual foundation insinuates and implies (a) improper or illegal conduct by the Company's management and Board of Directors and (b) collusion by and between the Company and its present independent auditors.

The Proposal makes the following statements:

"In the past few years the numerous reports of collusion in corporate America between management and their outside auditor are shameful. The accounting industry has lost their credibility as these were supposedly done under strict accounting guidelines. The accounting industry is not policing themselves. We stockholders don't have confidence any more.

. . ..

The Firm of Deloitte and Touche (and previous names) has been our outside auditor for over 40 years.

The office of the Chief Financial Officer (CFO) furnishes company financial information to our auditors. Current CFO Kevin Moug and former CFO and current Board of Director member Dennis Emmen were both employees of that firm. Mr. Emmen currently serves the board on the Audit Committee. He also supervised the Otter Tail audit for several years during his employment with Deloitte and Touche.

Because of this long term relationship and the important (sic) that our assets are fairly stated,

BE IT RESOLVED...."

Read together these statements clearly impugn the character, integrity and personal reputation of the Company's Chief Financial Officer, Mr. Moug, its director, Mr. Emmen, and its independent accountants, Deloitte & Touche LLP, and allege improper or illegal conduct and associations by suggesting that the parties named in the Proposal have not maintained their independence or upheld their obligation to comply with established standards of financial reporting and auditing and have failed to comply with their fiduciary duties. The Proponents do



so without providing any factual basis for those allegations. The Staff has repeatedly excluded shareholder proposals that impugn the character, integrity or personal reputation of a company's directors. See, e.g. The Swiss Helvetia Fund, Inc. (available April 3, 2001) (dealing with proposal that implied that the directors breached their fiduciary duties); Phoenix Gold International, Inc. (available November 21, 2000) (dealing with proposal suggesting that directors are not independent); and CCBT Bancorp, Inc. (available April 20, 1999) (dealing with proposal that suggested that directors breached their fiduciary duties).

Based on the foregoing, the Company believes it may omit the Proposal from its proxy materials for its 2004 Annual Meeting, and the Company respectfully requests that the Staff consider the determination in the Prior No-Action Letter, concur in the Company's view that the Proposal may be excluded under Rule 14a-8(i)(7), Rule 14a-8(i)(10), or Rule 14a-8(i)(3), and confirm it will not recommend any enforcement action if the Proposal is omitted from the Company's proxy materials.

If you have any questions or comments regarding this filing, please contact the undersigned at (612) 340-8753, or George A. Koeck, General Counsel of the Company, at (701) 232-4225.

Thank you for your consideration.

Sincerely,

Gary L. Tygesson

Enclosures

cc: George A. Koeck
Gerald S. Benson (w/out encl.)
Ken Oxtra (w/out encl.)


Proposal


DORSEY
DORSEY & WHITNEY LLP

FAX COVER SHEET

DATE:	**January 9, 2004**	TOTAL # OF PAGES: (INCLUDING THIS COVER SHEET)	6
TO:	**John Mahon**	FAX #:	**(202) 942-9638**
FIRM NAME:	**SEC**	PHONE #:	
FROM:	**Cam C. Hoang**	FAX #:	**(612) 340-7800**
PHONE #:	**(612) 752-7305**	EMAIL:	**hoang.cam@dorsey.com**

COMMENTS:

Mr. Mahon,

On behalf of Gary Tygesson, I am enclosing a copy of the proposals regarding goodwill and executive compensation received by Otter Tail Corporation from certain shareholders. Please let me know if I can be of further assistance.

Cam Hoang

ORIGINAL WILL BE SENT VIA: ☐ MAIL ☐ E-MAIL ☐ MESSENGER ☐ AIR COURIER ☒ WILL NOT BE SENT

PLEASE CONTACT CAM C. HOANG AT (612) 752-7305 IF THIS TRANSMISSION IS INCOMPLETE OR CANNOT BE READ.

REFERENCE #

November 14, 2003

Hand carried to General Office
November 14, 2003

Mr. George Koeck, Corporate Secretary
Otter Tail Corporation
P. O. Box 496
Fergus Falls, MN 56538-0496

Dear Mr. Koeck:

Subject: Stockholder Proposals

This letter is pursuant to the notification requirements regarding stockholder proposals for inclusion in Otter Tail's Proxy Statement.

Consider this your formal notice of our shareholder proposals we will offer at the April 2004 Annual Meeting of Shareholders. These proposals to be included in the Company's Proxy Statement and Annual Meeting Notice relating to that meeting.

Our proposals have the appropriate signatures attached.

I will be acting on behalf of the proponents of each proposal. If you have need to correspond with any of them I would appreciate a copy of such correspondence. If you need verification of that relationship I will send it to you.

It is our plan that I will present these proposals at the annual meeting.

We will await word from you regarding the procedure we will use to present this and supplemental date we will bring to that meeting.

As related information I spoke with someone that had attended the U. S. Bank annual meeting and they had a lengthy question and answer period. I personally attended the Xcel Energy meeting. They had microphones in the auditorium and the chairman entertained questions for at least ½ hour. In speaking with their Manager of Shareholder Relations she indicated that a format had to be used that would allow for questions from their stockholders.

We also discussed the allowance of stockholder lists from Minnesota Corporations. This letter is to request a name and address list of your 25 largest individual stockholders and a list of the 25 largest institutional stockholders. If there is any question concerning this request I would like to know in the next 30 days.

Yours very truly,

Jake Lillestol

Jacob Lillestol

Enc 2
2003 Resolution - Koeck

Whereas: Earnings per share are vital benchmarks for a company evaluation. The Retained Earnings are a synopsis of management's stewardship over the life of a corporation.

As Otter Tail Corporation has purchased numerous companies in the past few years they paid more than the actual book value for a going concern. This I sometimes called, "Blue Sky".

These overpayments are recorded as such: Goodwill as an Asset and Retained Earnings is part of Capitalization. Otter Tail's management alone determines that value without any outside over-view or concurrence.

The 1992 Annual Report stated concerning the Goodwill amount, "*.. The acquisitions would have had no significant pro forma effect on the Company's operating revenues, net income, or earnings per share for 1992, 1991, and 1990*". The Retained Earnings was $78 million.

In the 2002 annual report, at year-end 2002, Goodwill amounted to $64.5 Million and Retained Earnings were $175 Million.

As of June 2003, Goodwill is almost $66 Million and Retained Earnings is $179 Million. **Goodwill is 37% of Retained Earnings**. These do not reflect true earnings and they may over-value the asset base.

In the past few years the numerous reports of collusion in corporate America between management and their outside auditor are shameful. The accounting industry has lost their credibility as these were supposedly done under strict accounting guidelines. The accounting industry is not policing themselves. We stockholders don't have confidence any more.

Otter Tail Corporation financial numbers have always been taken at face value.

However, the company is fast changing and how the above numbers are accounted for are of great concern and crucial to the actual financial health of the company.

And Whereas: The firm of Deloitte and Touche (and previous names) has been our outside auditor for over 40 years.

The office of the Chief Financial Officer (CFO) furnishes company financial information to our auditors: Current CFO Kevin Moug and former CFO and current Board of Director member Dennis Emmen were both employees of that firm. Mr. Emmen currently serves the board on the Audit Committee. He also supervised the Otter Tail audit for several years during his employment with Deloitte and Touche

Because of this long term relationship and the important that our assets are fairly stated,

BE IT RESOLVED:

That the company publish prominently in the annual report financials:

All statements referring to Goodwill Impairment filings with various agencies.

AND:

That the Board of Directors act immediately to search and hire an outside firm that has impeccable business credential and skills to:

1. Review all accounting records regarding acquisitions in the past 13 years. (Are the Goodwill numbers accurate?)
2. Report their findings to the Board of Directors.
3. The Board of Directors send each stockholder a compete report on the findings and the action they have taken, if any is needed.
4. All of the above be accomplished by July, 1, 2004.

Shares held	Stockholder
4	Gerald S Benson Gerald Benson Route 1, Box 121, Erhard, MN 56535
560	Kenneth T. Oxtra Ken Oxtra 505 3rd St. S.E. Jamestown, ND 58401

2003 Resolution - Goodwill

Stockholder Proposal:

Background information:

Whereas:
Otter Tail Power Corporation is almost 100 years old. An electric utility that maintained a non-diversified posture for the first 85 years. The founding family was prominent in management for about 65 years. They maintained an "Otter Tail Family" mentality with close relationships between management/employees/union employees.

Service area towns were closely aligned with employees shopping there, providing leadership in local government/charity/economic organizations. It was a win-win situation.

For many years, the majority of you stockholders resided in our service area. This strong participation continues today.

Otter Tail employees distinguished themselves in the industry with early innovations such as: burning lignite coal; building transmission lines; low cost commercial paper; extraordinary participation in electric heat; on-time construction of two power plants, each one basically doubling the asset base of the company. No salary or bonus considerations were granted for these efforts. Our customer base was happy.

About 18 years ago the current senior leadership became influential. These changes occurred before diversification became a strategy.

The utility "family" philosophy is nonexistent. Otter Tail has evolved with management separating themselves from the employee group; more interested in their financial welfare.

Some changes.

Employees, Communities and Shareholders:

1. Employees basically receive cost-of-living salary increases.

2. Reduced employee community involvement and participation.

3. Retirees receive <u>no</u> cost-of-living increases. Most 30 + year retirees receive less than $1,000. per month. Widows less than $500.

4. Past 4 years annual dividend increases have only been 2 cents per share.

Management/Directors

1. In addition to the regular employee retirement benefit they enjoy an Executive Pension Plan allowing many of them retirement benefits in excess of $100,000 annually. Benefits are guaranteed for 15 years certain.

2. Attractive stock options to buy/sell shares on same date while still employed.

Transaction have taken place by both officers and directors with profits from $20,000 to several hundred thousand.

3. Stock options that are exercisable for years after retirement.

4. Salary increase percentages several times more than other employees receives.

5. The directors receive about $30,000 annually. Their annual increase has been over 14% compounded. They met 7 times in 2002, with same day committee meetings. If we are generous and assume they have 3 days of home work annually, it would translate to $3,000 per day which convert to over a $750,000 salary. Plus stock options.

6. Since all of the above receive more compensation than they can currently spend they have given themselves a deferred compensation program. For that money they allow themselves 1% over the prime rate.

7. Generous employment agreements with multi-year benefits after active employment is finished.

8. In case of a consolidation/merger or take-over all these benefit packages are activated immediately.

Be it resolved:

The Board of Directors initiate the following policy: Future executive salary and stock option plans be changed to limit any benefits for either salary or stock options for 5 years.

We urge stockholders to vote FOR this proposal.

Shares held	Stockholder
2156	Duane Olson 8350 49th St. N. E. Devils Lake, ND 58301
1300	Arthur Kolle 906 E. Mt. Faith, Fergus Falls, MN 56537
6	Jacob Lillestol 1400 South Cascade Street Fergus Falls, MN 56537

2003 Resolution - Income

December 22, 2003


RECEIVED
2003 DEC 30 PM 2:56

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N. W.
Washington, D. C. 20549

Subject: **Otter Tail Corporation (OTTR)**
Shareholder proposal of Gerald Benson and Ken Oxtra

Ladies and Gentlemen:

Mr. Benson and Mr. Oxtra have given me a Power of Attorney in the above matter. For any correspondence you have regarding this matter please send me a copy. If you need to see that Power of Attorney I will send it to you.

I am responding to the letter from Gary Tygesson of the Dorsey Firm dated December 8th. He repeats himself several times and makes statements that just aren't true.

I will respond in the order of his letter. Sprinkled through his letter he makes generalized statement about the company reporting accounting practices using "GAAP". If I could elaborate on the literally thousands of breaches to GAAP that are under investigation and indictments, it would take volumes. Both you, he and I know there is not much comfort these days in that statement.

How many of the "Big Eight' accounting firms are still in existance today? How many CEO and CFO's are under investigation because of the coziness of the auditing firms?

Our contention is that because the stockholders own the company, they have a right to know how accurate the Goodwill numbers are. Especially since they amount to 1/3 of the Retained Earnings. This figure has grown from nothing 10 years ago to the amount stated today.

In one of his paragraphs he makes quite a case stating the Company files certain reports regarding Goodwill to the SEC. We strongly feel this is the type of information that should be prominently recorded in the annual report.

He accurately states that the company does test impairment as allowed by the various regulatory agencies. His concluding statement says that, "No write-off was necessary". We don't have access to the balance sheet but we are aware that various subsidiary earnings are up and down like a yo-yo. In particular I would mention the plastic division.

In their own financial projections Company management is reducing their 2003 estimated Earnings Per Share by 25 to 30%or more from their projections at the end of 2002. These earning drops are from the non regulated companies. Can anyone expect that with these revised earnings that the asset value of the Goodwill is not impaired? Run that by any competent accountant or banker and see how they would value these assts for earning purposes. I can't imagine there wouldn't be significant impairment.

He further states that the outside auditing firm of Deloitte and Touche does a commendable job and that the numbers are certified by the CEO and the CFO as prescribed by the Sarbanes-Oxley Act of 2002. Was this legislation passed because the auditing firms and the above officers were doing their jobs in an acceptable manner? Of course not. This legislation was passed by the highest legislative body in America because of the dereliction to duty of the outside auditors and the leadership in corporate America. I would not use that as a reason for compliance.

He relates to several staff decisions and I would like to revisit the Johnson Controls letter and their inclusion of documents. We feel that the magnitude of Otter Tail numbers that affect virtually every one of the diversified companies makes it imperative that the staff consider that.

He makes note of several proposals where the staff stated proposals did not have to be included. Almost all of them are old, the oldest one being a 1980 report. If each of these were revisited in light of today's corporate culture, those decision would probably be different.

Regarding his statement about we are questioning the character of management and the outside auditors. We are just pointing out the possible conflict of interest that may exist. This is an area that The Congress, The SEC, and all financial reporting agencies are very much aware of today.

If a new director who had worked for either their outside accounting firm or their legal firm was proposed by any company they would be ostracized. That speaks for itself.

Finally, I make the following observation. The Company has spent thousands of dollars to have Mr. Tygesson review this proposal (there is another stockholder proposal he responded to recently) and then draft his letter. At best, he is stretching his claims, especially as he has to go back to staff decisions of over 10 years ago. If the company felt there would be no change in their numbers after the review we are proposing, they should not have any reason to not want this review.

On the contrary, it would absolve them from any suspicion and I would think a forward looking board would embrace such a proposal.

At any rate we stockholders own the company and have a right to know our assets are real and meaningful.

On behalf of all stockholders, give this your objective rationale.

Yours very truly,

Jacob Lillestol

For Gerald Benson and Ken Oxtra
Jacob Lillestol

cc: George A Koeck

2003 Res - Goodwill

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 13, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Otter Tail Corporation
Incoming Letter dated December 8, 2003

The proposal requires the company to prominently publish all statements referring to goodwill impairments in annual financial reports and also requires the board of directors to: (1) include in Otter Tail's annual report all goodwill impairment statements filed with any agency; (2) hire an outside firm to review all accounting records regarding acquisitions in the past 13 years and report those findings to the board; and (3) provide shareholders with a complete report on the findings and the actions taken by July 1, 2004.

There appears to be some basis for your view that Otter Tail may exclude the proposal under rule 14a-8(i)(7) as relating to its ordinary business operations (i.e., review of the choice of accounting methods). Accordingly, we will not recommend enforcement action to the Commission if Otter Tail omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Otter Tail relies.

Sincerely,

John J. Mahon
Attorney-Advisor